Filed Pursuant to Rule 424(b)(3)
File Nos. 333-215074 and 811-23221

FS CREDIT INCOME FUND

Supplement dated August 5, 2025

to

Prospectus dated March 1, 2025

This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Income Fund (the “Fund”), dated March 1, 2025 (as may be supplemented and amended, the “Prospectus”). Capitalized terms used in this supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Types of Investments and Related Risks” beginning on page 38 of the Prospectus before you decide to invest in the Fund’s Shares.

Management of the Fund

On August 4, 2025, the Shareholders elected Tyson A. Pratcher and Jack Markell to the Board of Trustees (the “Board”). Mr. Pratcher has served as a member of the Board since March 9, 2021 and Mr. Markell is a new member of the Board.

Following such appointments, the Board is comprised of five members: Michael C. Forman, Holly E. Flanagan, Brian R. Ford, Jack Markell and Tyson A. Pratcher. Four of the members, Holly E. Flanagan, Brian R. Ford, Jack Markell and Tyson A. Pratcher, have been determined to be Independent Trustees.

As a result of the foregoing, the first paragraph of the subsection of the Prospectus entitled “Management of the Fund—General” is replaced in its entirety with the following:

Under the Fund’s declaration of trust and bylaws, the Fund’s business and affairs are managed under the direction of the Board, which has overall responsibility for monitoring and overseeing the Fund’s management and operations. The Board consists of five members, four of whom are considered Independent Trustees. The Trustees are subject to removal or replacement in accordance with the laws of the State of Delaware (“Delaware law”) and the Fund’s declaration of trust. Three of the five Trustees serving on the Board were elected by the organizational Shareholder of the Fund and two of the five Trustees serving on the Board were elected by the Shareholders of the Fund. The Statement of Additional Information provides additional information about the Trustees.

Additionally, the first sentence of the last paragraph of the subsection of the Prospectus entitled “Description of Capital Structure and Shares—Number of Trustees; Appointment of Trustees; Vacancies; Removal” is deleted and replaced with the following:

The Fund has a total of five members of the Board, four of whom are Independent Trustees.

Please retain this supplement with the Prospectus for future reference.

FS CREDIT INCOME FUND

Supplement dated August 5, 2025

to

Statement of Additional Information dated March 1, 2025

This supplement contains information which amends, supplements or modifies certain information contained in the Statement of Additional Information of FS Credit Income Fund (the “Fund”), dated March 1, 2025 (as may be supplemented or amended, the “SAI”). Capitalized terms used in this supplement have the same meanings as in the SAI, unless otherwise stated herein.

You should carefully consider the “Types of Investments and Related Risks” beginning on page 38 of the Prospectus before you decide to invest in the Fund’s Shares.

Management of the Fund

On August 4, 2025, the Shareholders elected Tyson A. Pratcher and Jack Markell to the Board of Trustees (the “Board”). Mr. Pratcher has served as a member of the Board since March 9, 2021 and Mr. Markell is a new member of the Board.

Following such appointments, the Board is comprised of five members: Michael C. Forman, Holly E. Flanagan, Brian R. Ford, Jack Markell and Tyson A. Pratcher. Four of the members, Holly E. Flanagan, Brian R. Ford, Jack Markell and Tyson A. Pratcher, have been determined to be Independent Trustees.

As a result of the foregoing, the paragraph of the subsection of the SAI entitled “Management of the Fund—Board of Trustees and Executive Officers—Trustees” is deleted and replaced with the following:

Information regarding the members of the Board is set forth below. The Trustees have been divided into two groups — Interested Trustees and Independent Trustees. The address for each Trustee is c/o Future Standard, 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112. As set forth in the Fund’s declaration of trust, a Trustee’s term of office shall continue until his or her death, resignation or removal.

As a result of the foregoing, the subsection of the SAI entitled “Management of the Fund—Board of Trustees and Executive Officers—Trustees” is supplemented by inserting the following row immediately above the final row of the table in such subsection:

Jack Markell	64	August 2025	Trustee	U.S. Ambassador to the Italian Republic and Republic of San Marino (2023 – 2025); White House Coordinator for Operation Allies Welcome (2021).	1	N/A

As a result of the foregoing, the subsection of the SAI entitled “Management of the Fund—Board of Trustees and Executive Officers—Independent Trustees” is supplemented by inserting the following paragraph at the end of such subsection:

Jack Markell. Mr. Markell most recently served as the U.S. Ambassador to the Italian Republic and Republic of San Marino from 2023 to 2025 and as the White House Coordinator for Operation Allies Welcome in 2021. Before that, Mr. Markell served as the 73rd Governor of Delaware from 2009 – 2017, leading a $4 billion enterprise with 30,000 employees. Governor Markell won re-election in 2012 with more than 69% of the vote. During his tenure, Governor Markell was particularly focused on improving Delaware’s schools and positioning its citizens for future prosperity by launching and scaling important workforce development efforts. Governor Markell served as Chair of the National Governors Association and the Democratic Governors Association. Governor Markell previously served as state treasurer of Delaware from 1999 – 2009. Prior to public service, Governor Markell had a sixteen-year career in business, banking and consulting, including serving as a senior vice president for corporate development at Nextel. Governor Markell’s other professional experience includes working in a senior management position at Comcast Corporation, as a consultant at McKinsey and Company, Inc. and as a banker at First Chicago Corporation. Governor Markell served on the National Board of Directors of Jobs for America’s Graduates and as a trustee of the Annie E. Casey Foundation and Upstream USA. Governor Markell also served on the boards of Graham Holdings Company, Light and Wonder, and FS Credit Real Estate Income Trust from 2017 to 2021. Governor Markell received his B.A. in Economics and Development Studies from Brown University and an M.B.A. from The University of Chicago.

As a result of the foregoing, the second to last sentence of the first paragraph of the subsection of the SAI entitled “Management of the Fund—Compensation of Trustees” is deleted and replaced with the following:

These Trustees are Holly E. Flanagan, Brian R. Ford, Jack Markell and Tyson A. Pratcher.

As a result of the foregoing, the subsection of the SAI entitled “Management of the Fund—Compensation of Trustees” is supplemented by inserting the following row immediately above the final row of the second table in such subsection:

Jack Markell(1)	–	–

(1)    Mr. Markell was appointed to the Board in August 2025.

As a result of the foregoing, the subsection of the SAI entitled “Management of the Fund—Trustee Beneficial Ownership of Shares” is supplemented by inserting the following row immediately above the final row of the table in such subsection:

Jack Markell	None	None

Please retain this supplement with the SAI for future reference.